SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                                                    Commission File No.  0-24256

                            NOTIFICATION OF LATE FILING

       (Check One):  [ ] Form 10-K [ ] Form 11-K  [ ]Form 20-F [X] Form 10-QSB
  [ ] Form N-SAR
  For the Period Ended:   February 29, 1996
                          -----------------

  [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K

  For the Transition Period Ended: _________________________.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 2

                          PART I.  Registrant Information

  Full Name of Registrant: Enhanced Services Company, Inc.
                           ----------------------------------------

  Former name if applicable:
  _____________________________________________________________________________
  _
  Address of principal executive office (Street and Number): 16000 Barkers
                                                             -------------
  Point Lane
  ----------------
  City, State and Zip Code: Houston, Texas  77079
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                         PART II.  RULE 12b-25 (b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X] (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [  ] (c)  The accountant's statement or other exhibit required by Rule 12b-
       25(c) has been attached if applicable.






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                               PART III.  Narrative

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       During the Registrant's first fiscal quarter ended February 29, 1996, it experienced a number of technical difficulties while upgrading and expanding its internal computing network. Due to these technical difficulties and to recent turnover in the Registrant's accounting staff, it could not prepare certain accounting information for its independent accountants use in preparation of the first quarters 10-QSB within 45 days after its quarter end; accordingly, neither the financial statements nor Management's Discussion and Analysis of Financial Operations could be completed within said 45 days, without unreasonable effort or expense.


                            PART IV.  Other Information

       (1) Name and telephone number of person to contact in regard to this notification

  Robert Smith                    (713)               556-5051
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  (Name)                        (Area code)      (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes  [  ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes  [X] No










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                                     SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


  By  /s/ Kenneth M. Duckman                  Date   4/15/96
      ----------------------------------            ---------
      Kenneth M. Duckman, President and
      Chief Executive Officer